BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
December 6 and 7th 2005

Item 3: Press Release
December 6 and 7th, 2005

Item 4: Summary of Material Change
The Company announces that it has been named one of the top three in the mining category of the 2005 TSX Venture 50, the first ever ranking of Canada’s top emerging public companies.

Also, the Company provides new drill results on the Rosemont Property including 186 metres grading 0.86% Cu and 0.03% Mo as it remains on track to completing a NI 43-101 compliant resource on the Rosemont Property and a pre-feasibility study.

Item 5: Full Description of Material Change

Augusta Provides Rosemont Drill Results Including 186M Grading 0.86% Cu and 0.03% Mo.
The Company announced further drill results from the Rosemont Copper Moly Project in Arizona. The current diamond drill program has been focused on the eastern down-dip extension of the Rosemont deposit in order to infill existing drill holes and expand the resource.

The western part of the mineralized zone has been well defined by diamond drilling completed by previous owners Asarco and Anaconda. Upon review of data, reported below are 15 historic drill holes (western drill holes), these holes were drilled across the deposit in 5 sections, 3 per section reflecting the shallower western portion of the deposit.

Eastern Drill Holes	From(m)	To(m)	Interval(m)	Cu%	Mo%	Ag/g/t
AR-2007	143.6	329.5	185.9	0.86	0.03	8.1
AR-2007	366.4	534.0	167.6	0.40	0.02	4.8
AR-2005	428.2	605.0	176.8	0.58	0.03	3.5
AR-2006	172.2	406.9	234.7	0.48	0.01	4.1
AR-2006	482.2	528.8	100.6	0.68	0.02	10.0

Western
Drill Holes	From(m)	To(m)	Interval(m)	Cu%	Mo%	Ag/g/t
1593	102.7	166.1	63.4	1.03	0.02	NA
A-868	121.3	334.4	213.1	0.70	0.02	NA
1485	160.6	387. 7	227.1	0.62	0.02	NA
A-814	178.6	254.8	76.2	1.71	0.01	NA
1580	118.6	258.2	139.6	0.78	0.03	7.8
1507	102.4	355.4	253.0	0.68	0.01	10.88
A-844	82.0	205.7	123.7	1.16	0.01	NA
A-877	150.9	250.2	99.3	1.17	0.03	NA
A-836	131.7	561.4	429.7	0.54	0.02	NA
A871	91.7	114.6	22.9	1.69	0.02	NA
A867	109.7	269.7	160.0	0.76	0.02	NA
A891	174.0	300.8	143.2	0.85	0.02	NA
A-780	91.1	103.9	12.8	0.91	0.01	NA
A-856	114.6	234.7	120.1	0.76	0.03	NA
A-817	196.6	444.7	248.1	1.26	NA	NA

In the current program over 8,950 meters have been drilled on the property. The current drilling has been successful in extending the ore zone and verifying the geologic model for the deposit. This new drilling has been designed to provide sufficient drill density in order to maximize the measured and indicated resource that would fall within the boundaries of a floating cone pit optimization.

Complete plan maps and sections can be found on the Company’s website www.augustaresource.com.

The Company remains on track to completing a NI 43-101 compliant resource estimate in January 2006 and a pre-feasibility study, associated Technical Report, and NI 43-101 reserve report in the first quarter of 2006.

Augusta Ranked Third in the Mining Category of the TSX Venture Top 50

On December 6, 2005 the Company was named to the 2005 TSX Venture 50, the first ever ranking of Canada’s top emerging public companies. Augusta ranked third in its category.

"We are extremely pleased to be included in the 10 top companies in the mining category of the TSX Venture 50. It has been an exciting year for Augusta and its shareholders and now to be recognized by the TSX Venture Exchange is an honor," commented Augusta's chief executive officer, Gil Clausen

The TSX Venture 50 lists the top 10 companies in each of five major industry sectors – mining, oil and gas, technology, life sciences, and diversified industries – based on a ranking formula with equal weighting given to one-year revenue, return on investment, market capitalization growth and trading volume. All the information was as of August 31, 2005.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 8th day of December 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary